Concordia International Exercises Option to Defer Portion of Earn-Out and Provides Update on Strategic Review

OAKVILLE, ON – October 3, 2016 – Concordia International Corp. (the “Company”) (NASDAQ: CXRX) (TSX: CXR) – together with its subsidiaries (“Concordia”) - an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, today announced that it has exercised an option to defer half of the anticipated £144 million earn-out obligation due to Cinven1 and the other sellers of Concordia’s International segment, to February 1, 2017.

“Our decision to defer £72 million of the earn-out reflects Cinven’s continued support for Concordia and provides the Company with greater flexibility to manage its obligations,” said Mark Thompson, Chairman and Chief Executive Officer of Concordia.

Concordia expects the first payment of £72 million will be paid to Cinven and the other sellers of Concordia’s International segment on or about December 19, 2016, followed by a payment of approximately £73.4 million (which includes a financing charge of up to £1.4 million) on or before February 1, 2017. Concordia intends to use cash on hand generated by its International segment to make the first payment of £72 million.

Update on review of strategic alternatives

The Company continues to evaluate its strategic alternatives including, but not limited to, various capital markets financing options. There can be no assurance that any transaction will occur. Concordia does not intend to make any additional comments at this time regarding various strategic alternatives potentially available to the Company.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drugs Division, consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario, Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to the estimated cost to Concordia to defer the earn-out, the intention to pay the earn-out due in December 2016 with cash on hand, the expected date on which the first half of the earnout obligation will be paid and the flexibility that the deferred earnout payment provides Concordia to manage its obligations, any strategic alternatives potentially available to the Company (including, any financing options) and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the inability to complete a transaction, risks associated with any financing, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

1In this press release 'Cinven' means, depending on the context, any of or collectively, Cinven Group Limited, Cinven Partners LLP, Cinven (LuxCo1) S.A., Cinven Capital Management (V) General Partner Limited and their respective Associates (as defined in the Companies Act 2006) and/or funds managed or advised by the group.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com